Exhibit (a)(5)(vi)

Why am I receiving this letter?

You are receiving this letter because you hold shares in BlackRock Municipal Income Fund, Inc. (“MUI”). On September 30, 2024, shareholders approved the conversion of MUI from an exchange-listed closed-end fund to an unlisted closed-end interval fund (the “Conversion”). The Conversion is currently expected to occur in the first quarter of 2025.

How will the unlisted interval fund differ from MUI?

Name	BlackRock Municipal Income Fund, Inc. (Exchange-Listed Closed-End Fund)	BlackRock Municipal Credit Alpha Portfolio, Inc. (Unlisted Closed-End Interval Fund)

Investment Objective	• To provide high current income exempt from federal income taxes	• To provide attractive after-tax total return, through income and capital appreciation

Investment Strategy

•   Invests at least 80% of its net assets, plus the amount of any borrowings of any borrowings for investment purposes, in municipal bonds exempt from federal income taxes (except that the interest may be subject to the federal alternative minimum tax)

•   Invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in municipal securities and other investments, the income of which is exempt from federal income taxes (except that the interest may be subject to the federal alternative minimum tax)

•   Under normal market conditions, MUI invests at least 75% of its total assets in municipal bonds rated investment grade or unrated securities with comparable creditworthiness in the opinion of BlackRock Advisors, LLC

•   Under normal circumstances, the Fund will invest at least 75% of its assets in municipal bonds that are rated in the medium to lower categories (BBB/Baa or lower), or non-rated securities which are of comparable quality in the opinion of BlackRock Advisors, LLC

Liquidity	• Buy or sell daily on the New York Stock Exchange (“NYSE”) at MUI’s market price, which may be greater than (at a premium to) or less than (at a discount to) MUI’s net asset value	• Daily subscriptions at net asset value (less any applicable sales load) • Quarterly repurchase offers for between 5% and 25% of the Fund’s outstanding shares at net asset value*

*

The number of shares repurchased from a shareholder may be prorated if the repurchase offer is oversubscribed, meaning that shareholders may only be able to sell a portion of their shares in any given repurchase offer. Accordingly, shareholders should consider an investment in shares of the interval fund to be an illiquid investment that is appropriate only as a long-term investment.

What are my options to sell if I do not want to hold an unlisted interval fund?

Participate in the tender offer: Tender your shares prior to November 15, 2024 by responding to the current tender offer materials that you recently received in the mail. Please note that MUI may only purchase a portion of your shares if the number of shares tendered by all shareholders exceeds the number of shares to be repurchased by MUI. You can contact Georgeson LLC, MUI’s tender information agent, at (866)-735-8139 if you have any questions.

Sell on the NYSE: MUI’s shares will be delisted from the NYSE prior to the effective date of the Conversion. If you do not wish to hold shares of the interval fund, you should sell your MUI shares on the NYSE prior to the effective date of the delisting, which is expected to occur in the first quarter of 2025.